Filed Pursuant to Rule 424(b)(7)
File No. 333-132297
PROSPECTUS SUPPLEMENT NO. 6
TO PROSPECTUS DATED MARCH 10, 2006
$3,000,000,000
FLOATING RATE CONVERTIBLE SENIOR DEBENTURES DUE FEBRUARY, 2037
     This prospectus supplement updates and amends certain information contained in the prospectus dated March 10, 2006, as supplemented by a prospectus supplement dated May 4, 2007, by prospectus supplement No. 2 dated July 13, 2007, by prospectus supplement No. 3 dated October 11, 2007, by prospectus supplement No. 4 dated January 11, 2008 and by prospectus supplement No. 5 dated April 10, 2008, relating to the offer and sale from time to time by certain selling securityholders of up to $3,000,000,000 aggregate principal amount of our Floating Rate Convertible Senior Debentures due February, 2037 and any shares of common stock issuable upon conversion of the debentures. The terms of the debentures are set forth in the prospectus and any supplements or amendments thereto. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, the prospectus supplement dated May 4, 2007, and any amendments or supplements thereto. This prospectus supplement is qualified by reference to the prospectus, the prospectus supplement dated May 4, 2007, and any amendments or supplements thereto, except to the extent that the information in this supplement supersedes the information contained in the prospectus, the prospectus supplement dated May 4, 2007, or in any amendments or supplements thereto. The terms of the debentures are set forth in the prospectus and the prospectus supplement dated May 4, 2007.
     The securities offered hereby involve significant risks and uncertainties. These risks are described under the caption “Risk Factors” beginning on page S-5 of the prospectus supplement dated May 4, 2007. You should consider these Risk Factors before purchasing these securities.
     The debentures are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
SELLING SECURITYHOLDERS
     The information in the table appearing under the caption “Selling Securityholders” in the prospectus supplement dated May 4, 2007 is modified by adding the information below with respect to selling securityholders not previously listed in the prospectus supplement dated May 4, 2007 or in any amendments or supplements thereto. To the extent that a selling securityholder is listed in both the table below and in the table appearing in the prospectus supplement dated May 4, 2007 or in any amendment or supplement thereto, the information set forth below regarding that selling securityholder supersedes the information in the prospectus supplement dated May 4, 2007 or in any amendments or supplements thereto.

	Principal	Shares of
	Amount of	Common Stock
	Debentures	Beneficially	Common Stock	Debentures	Common Stock
	Beneficially	Owned Upon	Offered Upon	Owned After	Owned After
	Owned and	Conversion of	Conversion of	Completion of	Completion of
Name	Offered	Debentures(1)	Debentures(1)	Offering(2)	Offering(2)
ARC Revocable Trust	300,000	7,327	7,327	0	0
Baldwin Enterprises, Inc.	1,150,000	28,089	28,089	0	0
Folksamerica Reinsurance Company	1,325,000	32,364	32,364	0	0
Fund American Reinsurance Company, Ltd.	1,050,000	25,647	25,647	0	0
Homeland Insurance Company of New York	1,050,000	25,647	25,647	0	0
Lancashire Insurance Company, Ltd.	1,125,000	27,479	27,479	0	0
Montpelier Re Holdings, Ltd.	825,000	20,151	20,151	0	0
OneBeacon America Insurance Company	2,575,000	62,896	62,896	0	0
OneBeacon Insurance Company	4,775,000	116,634	116,634	0	0
OneBeacon Insurance Savings Plan	1,650,000	40,302	40,302	0	0
OneBeacon Pension Plan	2,575,000	62,896	62,896	0	0
Pennsylvania General Insurance Company	1,350,000	32,975	32,975	0	0
Prospector Summit Fund, L.P.	600,000	14,655	14,655	0	0
Symetra Financial Corp.	725,000	17,708	17,708	0	0
Symetra Life Insurance Company	1,225,000	29,921	29,921	0	0
The Northern Assurance Company of America	700,000	17,098	17,098	0	0
Other(3)(4)	1,171,898,000

(1)	Assumes conversion of all of the holders’ debentures at the maximum initial conversion rate of 24.4260 shares per debenture. However, the maximum conversion rate is subject to adjustment as described under “Description of Debentures—Conversion Rights—Conversion Rate Adjustments.” As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2)	Assumes that all of the debentures and/or all of the common stock into which the debentures are convertible are sold. No selling securityholder will own more than 1% of our outstanding common stock after the offering by such securityholder.

(3)	Information about other selling securityholders will be set forth in an amendment to the registration statement of which this prospectus is a part or in prospectus supplements, as required.

(4)	Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures.
     We prepared this table based on the information supplied to us by the selling securityholders named in the table. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements and/or amendments to the registration statement of which the prospectus, as supplemented by this prospectus supplement, is a part.
     Because the selling securityholders may offer all or some of their debentures or the underlying common stock from time to time, we cannot estimate the amount of the debentures or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See the section of the prospectus supplement dated May 4, 2007 captioned “Plan of Distribution.”
     None of the named selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.
The date of this prospectus supplement is July 11, 2008.